China Digital TV Announces Unaudited First Quarter 2013 Results

BEIJING, China, May 21, 2013 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2013.

Highlights for the First Quarter 2013

●	Net revenues in the first quarter of 2013 were US$19.9 million, representing an 8.4% decrease from the same period in 2012 and a 13.9% decrease from the fourth quarter of 2012.

●	China Digital TV shipped approximately 3.71 million smart cards in the first quarter of 2013, compared to 3.70 million in the same period in 2012 and 4.07 million in the fourth quarter of 2012.

●	Gross margin in the first quarter of 2013 was 73.4%, compared to 77.7% in the same period in 2012 and 76.2% in the fourth quarter of 2012.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the first quarter of 2013 were US$0.13, compared to US$0.12 in the same period in 2012.

“During the first quarter of 2013, despite normal seasonal slowness, China Digital TV saw higher than expected revenues and smart card shipment volumes due to the completion of cable network consolidation last year,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “Our leading position in China, where we had a 57% market share in the CA system market in the first quarter of 2013, enabled us to benefit from strong demand from provincial operators in Jiangsu, Shandong and other regions. Looking forward, China Digital TV expects to see excellent market opportunities over the long term as digitalization leads to what we call ‘intelligentization,’ which includes the transition to HD and the industry development around the integration of Internet features into televisions.”

Mr. Zhu continued, “China Digital TV is making steady progress in our overseas smart card business, particularly in India. We now have a local sales team in India, where we are seeing encouraging growth from a small base, and we believe that market has good long-term potential. We will continue to explore opportunities in overseas markets.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “I am pleased to report that strong demand for our smart cards has resulted in revenues exceeding our expectations. In addition, during the first quarter of 2013, China Digital TV renewed agreements with several provincial cable operators, including those in Fujian and Jiangsu, which reflects a trend that will help us consolidate our position as the market leader during the next several quarters.”

First Quarter 2013 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the first quarter of 2013, China Digital TV generated net revenues of US$19.9 million, a decrease of 8.4% from the first quarter of 2012 and a decrease of 13.9% from the fourth quarter of 2012. The year-over-year decrease was primarily due to a decrease in revenues from the sales of smart cards and other products, such as surface mounted device chipsets and multimedia home entertainment boxes, which was partially offset by an increase in revenues from head-end system integration. The quarter-over-quarter decrease was primarily due to a decrease in net revenues from the sales of smart cards caused by seasonality associated with the Chinese New Year holiday, and a decrease in net revenues from other products, such as surface mounted device chipsets and multimedia home entertainment boxes. These were partially offset by an increase in revenues from head-end system integration.

In the first quarter of 2013, revenues from the Company’s top five customers accounted for 18.3% of total revenues, compared to 22.7% in the fourth quarter of 2012.

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(in thousands of U.S. dollars)
Products:
Smart cards	$17,155	$19,329	$19,184
Other products	978	2,785	2,101
Subtotal	18,133	22,114	21,285
Services:
Head-end system integration	1,664	623	400
Head-end system development	194	177	244
Licensing income	214	420	178
Royalty income	(31)	203	-
Other service	40	91	5
Subtotal	2,081	1,514	827
Total revenues	$20,214	$23,628	$22,112

Revenues from smart cards and other products were US$18.1 million in the first quarter of 2013, a decrease of 14.8% from the same period in 2012 and a decrease of 18.0% from the fourth quarter of 2012. The year-over-year decrease was primarily due to a decrease in revenues from the sales of smart cards and other products, such as surface mounted device chipsets and multimedia home entertainment boxes. The quarter-over-quarter decrease was primarily due to a decrease in revenues from the sales of smart cards caused by seasonality associated with the Chinese New Year holiday, and a decrease in revenues from other products, such as surface mounted device chipsets and multimedia home entertainment boxes. Sales of smart cards and other products accounted for 89.7% of total revenues in the first quarter of 2013, compared to 93.6% in the fourth quarter of 2012.

Revenues from services were US$2.1 million in the first quarter of 2013, an increase of 151.6% from the same period in 2012 and an increase of 37.5% from the fourth quarter of 2012. Revenues from services accounted for 10.3% of total revenues in the first quarter of 2013. The year-over-year and quarter-over-quarter increases were primarily due to an increase in revenues from head-end system integration.

Gross profit in the first quarter of 2013 was US$14.6 million, a decrease of 13.4% from the same period in 2012 and a decrease of 17.1% from the fourth quarter of 2012. Gross margin, which is equal to gross profit divided by net revenues, was 73.4% in the first quarter of 2013, compared to 77.7% in the same period in 2012 and 76.2% in the fourth quarter of 2012. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to decreases in the proportion of total revenues accounted for by net revenues from smart card sales, which have a higher gross margin than other products and services, and inventory write-downs with respect to multimedia home entertainment boxes, surface mounted device chipsets and integrated chips.

In the first quarter of 2013, the average selling price (the “ASP”) of smart cards decreased by 2.8% compared to the fourth quarter of 2012. In addition, the unit cost of smart cards decreased by 8.1% compared to the fourth quarter of 2012.

Operating expenses in the first quarter of 2013 were US$12.2 million, an increase of 39.1% from the same period in 2012 and an increase of 14.1% from the fourth quarter of 2012.

●     Research and development expenses for the first quarter of 2013 were US$4.9 million, an increase of 33.2% from the same period in 2012 and an increase of 10.2% from the fourth quarter of 2012. The year-over-year increase was primarily due to the increased number of research and development staff. The quarter-over-quarter increase was primarily due to an increase in average compensation, as well as an increase in share-based compensation expenses relating to options granted to employees in 2013.

●     Selling and marketing expenses for the first quarter of 2013 were US$4.0 million, an increase of 36.0% from the same period in 2012 and a decrease of 0.2% from the fourth quarter of 2012. The year-over-year increase was due to an increase in marketing expenditure. The quarter-over-quarter remained stable.

●     General and administrative expenses for the first quarter of 2013 were US$3.3 million, an increase of 53.5% from the same period in 2012 and an increase of 47.9% from the fourth quarter of 2012. The year-over-year and quarter-over-quarter increases were primarily due to increases in allowance for doubtful accounts.

Income from operations in the first quarter of 2013 was US$2.4 million, a 70.1% decrease from the same period in 2012 and a 65.1% decrease from the fourth quarter of 2012.

Operating margin, defined as income from operations divided by net revenues, in the first quarter of 2013 was 12.2%, compared to 37.4% in the same period in 2012 and 30.1% in the fourth quarter of 2012.

Interest income in the first quarter of 2013 was US$0.4 million, an 82.4% decrease from the same period in 2012 and a 61.3% decrease from the fourth quarter of 2012.

Income tax benefits in the first quarter of 2013 were US$4.5 million, compared to US$2.2 million in income tax expenses in the same period of 2012 and US$4.6 million in income tax expenses in the fourth quarter of 2012. In the first quarter of 2013, the Company’s PRC operating subsidiary, Beijing Super TV Co., Ltd., was designated as a “key software enterprise” for the tax years of 2011 and 2012 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in 2011 and 2012, the accrued income tax expenses were partially reversed in this quarter.

Net loss attributable to noncontrolling interest in the first quarter of 2013 was US$0.7 million, an increase of 192.2% from the same period in 2012 and an increase of 104.6% from the fourth quarter of 2012. The year-over-year and quarter-over-quarter increases were largely due to increases in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the first quarter of 2013 was US$7.8 million, an increase of 12.5% from the same period in 2012 and an increase of 84.7% from the fourth quarter of 2012.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. defined as net income excluding certain one time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the first quarter of 2013 was US$8.8 million, an increase of 8.7% from the same period in 2012 and an increase of 100.6% from the fourth quarter of 2012. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of March 31, 2013, China Digital TV had cash and cash equivalents and restricted cash totaling US$54.4 million. In the first quarter of 2013, cash flow generated from operations was approximately US$0.2 million.

Business Outlook

Based on information available as of May 21, 2013, China Digital TV expects smart card shipments for the second quarter of 2013 to be in the range of 3.6 million to 3.9 million. Net revenues for the second quarter of 2013 are expected to be in the range of US$16.7 million to US$18.1 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, May 21, 2013, U.S. Eastern Time (8:00 a.m. on Wednesday, May 22, 2013, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on May 21, 2013 and 11:59 a.m. on May 28, 2013 U.S. Eastern Time.

Replay Information

United States:	+1-855-452-5696
International:	+61-2-8199-0299

Passcode:	68639223

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 ext.9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital@brunswickgroup.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Revenues:
Products	$18,133	$22,114	$21,285
Services	2,081	1,514	827

Total revenues	20,214	23,628	22,112
Business and sales related taxes	(288)	(475)	(361)
Net revenues	19,926	23,153	21,751

Cost of revenues:
Products	(3,661)	(4,390)	(4,002)
Services	(1,637)	(1,109)	(850)
Total cost of revenues	(5,298)	(5,499)	(4,852)
Gross profit	14,628	17,654	16,899

Operating expenses:
Research and development expenses	(4,942)	(4,484)	(3,709)
Selling and marketing expenses	(3,992)	(4,000)	(2,936)
General and administrative expenses	(3,268)	(2,209)	(2,129)
Total operating expenses	(12,202)	(10,693)	(8,774)

Income from operations	2,426	6,961	8,125
Interest income	399	1,031	2,268
Interest expense	-	-	(544)
Loss from forward contract	-	-	(565)
Other (expenses) / income	(58)	273	31
Income before income taxes	2,767	8,265	9,315
Income tax benefits / (expenses)
Income tax-current	4,974	(12,205)	(2,130)
Income tax-deferred	(429)	7,636	(110)
Net income before net income from equity method investments	7,312	3,696	7,075
Net (loss) / income from equity method investments, net of income taxes	(184)	200	(352)
Net income	7,128	3,896	6,723
Net loss attributable to noncontrolling interest	710	347	243
Net income attributable to China Digital TV Holding Co., Ltd. shareholders	$7,838	$4,243	$6,966

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.13	$0.07	$0.12
Diluted	$0.13	$0.07	$0.12

Net income	$7,128	$3,896	$6,723
Other comprehensive income / (loss), net of tax Foreign currency translation adjustment	459	1,242	(79)

Comprehensive income	7,587	5,138	6,644
Comprehensive loss attributable to noncontrolling interest	703	320	81

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$8,290	$5,458	$6,725

Weighted average shares used in calculating net income per ordinary share
Basic	59,100,994	59,056,895	58,984,132
Diluted	59,121,695	59,193,350	59,081,535

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

ASSETS	March 31,	December 31,
	2013	2012
Current assets:
Cash and cash equivalents	$54,022	$130,697
Restricted cash	333	18
Notes receivable	4,996	4,101
Accounts receivable, net	37,215	38,283
Inventories	4,422	5,678
Prepaid expenses and other current assets	10,125	5,245
Deferred costs-current	208	299
Deferred tax assets - current	1,713	1,503
Total current assets	113,034	185,824
Property and equipment, net	1,508	1,630
Intangible assets, net	134	198
Goodwill	548	547
Equity method investments	4,096	4,268
Deferred costs - non-current	298	301
Deferred tax assets - non-current	825	797
Total assets	120,443	193,565

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,252	1,215
Accrued expenses and other current liabilities	9,078	12,305
Dividend payable	7,065	76,999
Deferred revenue - current	151	7,473
Income tax payable	1,558	3,476
Deferred tax liabilities - current	5,469	4,812
Total current liabilities	24,573	106,280
Deferred revenue - non-current	255	255
Government subsidies	3,908	3,867
Total liabilities	28,736	110,402

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	30,674	29,724
Statutory reserve	17,856	17,856
Retained earnings	14,603	6,765
Accumulated other comprehensive income	26,535	26,083
Total China Digital TV Holding Co., Ltd. shareholders’ equity	89,698	80,458
Noncontrolling interest	2,009	2,705
Total equity	91,707	83,163
TOTAL LIABILITIES AND EQUITY	$120,443	$193,565

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one-time non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd. shareholders – GAAP	$7,838	$4,243	$6,966

Share-based compensation expenses	956	114	1,082

Amortization of intangible assets from business acquisitions and equity method investments	54	53	88

Net income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$8,848	$4,410	$8,136